Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 39,585,552 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                              WITHHELD
                                  FOR                        AUTHORITY

James R. Boyle                    38,907,766                   677,786
Charles L. Ladner                 38,925,509                   660,043
John A. Moore                     38,940,330                   645,222

The preferred shareholders elected Ronald R. Dion as Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 12,695 FOR, 0 AGAINST and 68 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending December 31, 2006, with votes tabulated as follows: 39,141,943 FOR, 210,454 AGAINST and 233,155 ABSTAINING.